EXHIBIT 11

ALMADEN MINERALS LTD.
MAJORITY VOTING POLICY

The Board of Directors ("Board") of Almaden Minerals Ltd. (the "Company") believes that each of its members should carry the confidence and support of the Company's shareholders and is committed to upholding high standards in corporate governance.

Forms of proxy for the vote at a shareholders' meeting where Directors are to be elected will enable the shareholder to vote in favour of, or to withhold from voting for, each nominee on an individual basis. At the meeting, the Chairman will call for a vote by ballot and the scrutineers will record, with respect to each nominee, the number of shares in his or her favour and the number of shares withheld from voting. Prior to receiving the scrutineer's report on the ballot, the Chairman may announce the vote result based on the number of proxies received by the Company. At the conclusion of the meeting, the final scrutineer's report on the ballot must be filed on SEDAR.

If, in a non-contested election of Directors, the number of shares "withheld" for any nominee exceeds the number of shares voted "for" the nominee, then, notwithstanding that such Director was duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer's report on the ballot, tender his or her written resignation to the Chairman of the Board. A "non-contested election" means an election where the number of nominees for Director is not greater than the number of Directors to be elected. The Nomination and Corporate Governance Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation. In its deliberations, the Nomination and Corporate Governance Committee will consider all factors deemed relevant including, without limitation, the stated reasons, if any, why certain shareholders cast "withheld" votes for the Director, the qualifications of the Director and whether the Director's resignation from the Board would be in the best interests of the Company. The Board will take formal action on the Nomination and Corporate Governance Committee's recommendation no later than 90 days following the date of the applicable shareholders' meeting and will announce its decision via press release. If the Board declines to accept the resignation, it should include in the press release the reason or reasons for its decision.

No Director who is required to tender his or her resignation shall participate in the Nomination and Corporate Governance Committee's deliberations or recommendations or in the Board's deliberations or determination.

If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the next annual general meeting, or may appoint a new Director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

Adopted by the Board of Directors of Almaden Minerals Ltd. on May 7, 2013.